Carole Murphy

Founder at Purse for the People and #gratitude4thegoddess Host of Heart Stock Radio

Butte, Montana

Summary

Founder of Purse for the People and #gratitude4thegoddess, Host at Heart Stock Radio

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Experience

Purse for the People
Founder
August 2015 - Present
Butte, Montana

Eco-friendly bags that are both beautiful and Mother Nature approved. We are the Tesla of fashion. Each bag is individually designed by our customers then built by us, using beautiful natural materials.

Heart Stock Radio
Host
March 2015 - Present
United States

We are a Business Talk Radio program and Podcast focused on doing business better. As a powerful force for doing good on the planet, business done consciously is the next chapter in the human success story. Let's talk about Social Entrepreneurship, Conscious Capitalism, The New Paradigm of Business and Impact Investing. HSR is a production of KBMF 102.5 Butte America Radio.
Listen to our previous programs here: http://72.175.136.125:81/shows/Friday/16-1630/ and here:
http://heartstock.podbean.com/
Listen live every Friday at 4 PM MDT here: http://96.47.236.76:8001/live
If interested in being our guest contact us here.
cmurphy@purseforthepeople.com

Carole Murphy DDS Inc
Former CEO
September 2001 - June 2014 (12 years 10 months)

Hanford, CA

Treating patients, Managing all aspects of the dental practice including human resources, marketing and finance

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Education

University of Maryland Baltimore
DDS, Dentistry

UCSF Dental Residency Fresno, CA
Certificate Chief Resident, Hospital Dentistry

Progressive Orthodontics, Aliso Viejo, CA
Certification, Orthodontics/Orthodontology

Implant Seminars Miami Beach, Fl
Certification, Dental Implants

California State University-Chico
Bachelor of Science (BS), Agricultural Business and Management, Animal Science · (1986 - 1989)